PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE March 26 , 2010

CANADIAN ZINC FILES ENVIRONMENTAL ASSESSMENT REPORT FOR PRAIRIE CREEK MINE

Vancouver, British Columbia, March 26, 2010 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) is pleased to announce that it has filed its Developers Assessment Report for the Environmental Assessment of the Prairie Creek Mine with the Mackenzie Valley Environmental Impact Review Board.

“The Developers Assessment Report concludes that potential impacts of the development and operation of the Prairie Creek Mine can be effectively managed and minimized by implementing mitigation programs during the course of mine operations, and will also result in minimal long term effects after mine closure”, said Alan Taylor, Chief Operating Officer, Canadian Zinc Corporation.

The Developers Assessment Report (“DAR”) was compiled by CZN and its consultants, incorporating detailed mine site studies relating to various aspects of the proposed Prairie Creek mine operation and assessment of potential impacts on the environment. The DAR follows studies previously completed as part of the Prairie Creek Project Description Report filed with the Mackenzie Valley Land and Water Board with permit applications in 2008.

CZN carried out numerous detailed environmental studies, including surface water and groundwater, geo-technical engineering and design, mining, milling, wildlife, vegetation, air quality, archeology, transport and socio-economics.

The DAR places particular emphasis on water quality at the Mine, including mine water discharge, groundwater and surface water regimes, and potential downstream effects on water and aquatic ecosystems. CZN has developed site specific water quality objectives to ensure protection of all aquatic life. CZN has also formulated management plans and operating procedures that should ensure that mine operations achieve the desired water quality objectives.

“We are very pleased to have completed the Assessment Report, which involved extensive environmental and technical studies, and which demonstrates that the Prairie Creek Mine can be successfully operated, and eventually closed, with minimal impacts on the environment”, added Alan Taylor.

Community Engagement and Benefits

An operating Prairie Creek Mine will generate positive economic benefits to a region of the Northwest Territories that has limited other confirmed economic prospects. Over 220 full time jobs will be provided.

 “For those local communities in the project area, the Mine will offer the opportunity for a generation of employment and will result in a population that is better educated, better trained and better able to cope with, adapt to and capture new opportunities in the future”, said COO, Alan Taylor.

CZN has a long history of engagement with local First Nations and government agencies.  CZN has concluded Memoranda of Understanding with the Nahanni Butte Dene Band, Liidlii Kue First Nation and with Parks Canada, and has initiated Impact Benefit Agreement negotiations with the First Nation groups.  CZN engaged local First Nations and government agencies before and during DAR completion.  Consultations with the Nahanni Butte Dene Band, the First Nation closest to the site, included discussion of traditional knowledge and their concerns regarding their ancestral lands and activities.

CZN responses have included investigation and assessment of some road re-alignment options and surveys of specific locations along the road for heritage resources. CZN is proposing to re-align sections of the Access Road to accommodate the wishes of the Nahanni Butte Dene Band by avoiding wetlands and wildlife habitat, and Parks Canada by avoiding karst features. The result has been the identification of a shorter road route that traverses firmer ground and with fewer bends and better gradients and which will improve safety and reduce human and environmental risks.

In June 2009, the Nahanni National Park Reserve was expanded. The Prairie Creek Mine area is now surrounded by the expanded Park but is not part of the Park, and approximately half of the length of the Mine Access Road crosses through the Park.

Permit Applications

CZN applied to the Mackenzie Valley Land and Water Board (“MVLWB”) in June, 2008 for a Water Licence and Land Use Permits (“LUP”) to operate the Prairie Creek Mine, and permits to operate two transfer facilities, one approximately half way along the Access Road which connects the mine to the Liard Highway, and the second near the Liard Highway. The applications were referred to the Mackenzie Valley Environmental Impact Review Board (“MVRB”) for Environmental Assessment (“EA”) in August, 2008.

The MVRB issued Terms of Reference for a Developers Assessment Report in June 2009, which included assessment of the use of the Access Road.  The MVRB noted that the Prairie Creek Mine includes a variety of existing structures, including the Access Road, and decided that the assessment of these facilities will be restricted to the effects of their on-going use in combination with those necessary for the operation of the Mine.

CZN currently holds a Water Licence and Land Use Permits for underground exploration /development and operation of a pilot plant, two LUP’s for surface mineral exploration, and a LUP for use of the Access Road. These permits were issued following previous environmental assessments conducted by the MVRB. Through these EA’s, the site and existing facilities have been extensively studied and reviewed. A number of management plans and structures were previously developed by CZN and approved for use by the MVLWB.

Proposed Mine Operation at Prairie Creek

CZN is proposing a mine operation similar to the original proposed mine at Prairie Creek first permitted in 1982.  The wholly underground, year-round, operation will focus mining on a vein hosting lead and zinc (with silver and copper credits). The existing 1,000 ton per day mill will produce both lead and zinc concentrates which will be trucked out on the Access Road in winter. Working closely with the local communities and Parks Canada, CZN has focused on a development scenario that will ensure there will be no long term legacy issues for the site upon eventual mine closure.

The proposed Prairie Creek Mine will utilize mine water as the source of mill process water and will convert the existing large pond (originally designed for tailings storage) into a water storage pond. Used process water and excess mine water will be treated and discharged. The treatment/discharge schedule will vary seasonally in order to minimize the potential for effects on receiving waters. Water quality predictions indicate that operation of the Mine will not have any significant impacts on fish or aquatic life.

All mill tailings will be used to backfill the underground mine and there will be no permanent tailings disposal on surface and no legacy tailings pond after mine closure. The paste backfill will also help to seal the mine openings underground and minimize long term effects after closure.

Impacts to wildlife from Mine operations are expected to be limited and largely avoidable and no significant impacts on vegetation are expected. Air quality impacts will be limited to the Mine site itself and new power generators and an incinerator will limit the release of exhaust gases.

No large-scale landslide features are evident near the Mine and Access Road, and the risk of major slope failure is considered low. Engineered structures have been designed to be stable during any earthquake occurrences. Dykes protecting the site from any major floods were designed and built properly and have been maintained in good condition.

Very little other activity is or will likely occur in the area during Mine operations that could cause cumulative effects. Extensive monitoring of operations and the environment will occur during and after the Mine’s life and CZN expects individuals from local communities to be involved in environmental monitoring, preferably as employees.

Environmental Assessment Process

The MVRB will now conduct a check of the DAR to ensure it conforms with their Terms of Reference. After confirmation of conformity, the MVRB will distribute the DAR to various government agencies, communities and interested parties for comment. The estimated schedule for EA completion will also be reviewed at this time.

A complete copy of the Developers Assessment Report will be available for inspection, when posted, on the MVRB website at  http://www.reviewboard.ca/registry/  (reference Canadian Zinc Corporation).

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information, including, among other things, expected mine operating procedures and environmental and other impacts of operating the Prairie Creek Mine.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits, the size and quality of mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital costs, mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings, the timing of exploration, development and mining activities, acquisition of shares in other companies and the financial results of the company.  There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

Cautionary Note to United States Investors

The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms in this press release, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

For further information contact:
John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 700 – 220 Bay Street Toronto, ON M5J 2W4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website: www.canadianzinc.com